August 30, 2018

Charles Merdian
Chief Financial Officer
LGI Homes, Inc.
1450 Lake Robbins Drive
Suite 430
The Woodlands, Texas 77380

       Re: LGI Homes, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed February 27, 2018
           Response filed August 28, 2018
           File No. 001-36126

Dear Mr. Merdian:

        We have reviewed your August 28, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
August 14, 2018 letter.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 32

1. While we understand that your business model focus may be different from your competitors, it remains unclear why the homebuilding backlog data that you provide at the consolidated level would not also be useful information for investors at the reportable segment level. To the extent that the information is readily available, please provide the
 Charles Merdian
LGI Homes, Inc.
August 30, 2018
Page 2
         homebuilding backlog data at the reportable segment level in addition to the consolidated level.
       You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Jeanne
Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.



                                                              Sincerely,
FirstName LastNameCharles Merdian
                                                              Division of
Corporation Finance
Comapany NameLGI Homes, Inc.
                                                              Office of
Manufacturing and
August 30, 2018 Page 2                                        Construction
FirstName LastName